Exhibit 99.1

Entrée Resources Files Amended Technical Report for its Interest in the Entrée/Oyu Tolgoi Joint Venture Property

  Updated information results in 15% increase to Hugo North Extension Lift 1 Reserve Case After-Tax NPV(8%) from $114 million to $131 million (CAD$162 million*)

(All figures are in US dollars unless otherwise noted; *converted at USD:CAD exchange rate of 1.233)

VANCOUVER, BC, Oct. 21, 2021 /CNW/ - Entrée Resources Ltd. (TSX: ETG) (OTCQB: ERLFF) (– the "Company" or "Entrée") has filed an amended technical report on its interest in the Entrée/Oyu Tolgoi joint venture property (the "Entrée/Oyu Tolgoi JV Property") in Mongolia titled, "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report" with an original effective date of May 17, 2021, and an amended effective date of October 8, 2021 (the "Amended Report").

The Amended Report discusses a Feasibility Study (the "2021 Reserve Case") based on mineral reserves attributable to the Entrée/Oyu Tolgoi joint venture (the "Entrée/Oyu Tolgoi JV") from the first lift ("Lift 1") of the Hugo North Extension copper-gold deposit ("Hugo North Extension" or "HNE"). The Amended Report reflects updated information provided by Entrée's joint venture partner Oyu Tolgoi LLC ("OTLLC") on the concentrate tonnes and grade to be produced from HNE Lift 1. The updated information results in an increase in payable copper in copper concentrate, which positively impacts Entrée's 20% attributable financial interest.

The following is a summary of the changes to the financial results and outputs from the 2021 Reserve Case:

Table 1.   Changes to Financial Results and Outputs for 2021 Reserve Case (HNE Lift 1)

2021 Reserve Case (HNE Lift 1)	Units	Amended Number (October 8, 2021)	Original Number (May 17, 2021)	% Change (+/-)
Attributable Financial Results
Cash Flow, pre-tax	US$M	449	381	+18
NPV(5%), after-tax	US$M	185	160	+16
NPV(8%), after-tax	US$M	131	114	+15
NPV(10%), after-tax	US$M	104	91	+14

Smelting
Payable copper in copper concentrate	klb	1,162,783	1,027,547	+13

Attributable Mine Costs
Total cash costs before credits	$/lb payable copper	1.57	1.74	-10
Total cash costs after credits ("C1")	$/lb payable copper	0.79	0.85	-7
Total all-in sustaining costs after credits ("AISC")	$/lb payable copper	1.26	1.36	-7
Notes (no changes between amended and original notes):

•         Long term metal prices used in the net present value ("NPV") economic analyses for the 2021 Reserve Case are: copper $3.25/lb, gold $1,591.00/oz, silver $21.08/oz.

•         2021 Reserve Case cash flows are discounted to the beginning of 2021.

•         Payable copper in copper concentrate is reported on a 100% basis. Entrée has a participating interest of 20% and OTLLC has a participating interest of 80%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

There are no other significant changes to the key financial assumptions or outputs from the 2021 Reserve Case. Lift 1 of Hugo North (including Hugo North Extension) is currently in development by project operator Rio Tinto as an underground block cave with first development production from Hugo North Extension expected in 2022.

The Amended Report also includes a Preliminary Economic Assessment ("2021 PEA") on a conceptual second lift ("Lift 2") of the Hugo North Extension deposit. There are no changes to the results of the 2021 PEA as the updated information provided by OTLLC on the concentrate tonnage and grade only applied to Hugo North Extension Lift 1.

LOM highlights of the production and financial results from the 2021 Reserve Case and the 2021 PEA reported in the Amended Report are summarized in Table 2.

Table 2.   Summary LOM Production and Financial Results – Entrée/Oyu Tolgoi JV Property

Entrée/Oyu Tolgoi JV Property	Units	2021 Reserve Case (HNE Lift 1)	2021 PEA (HNE Lift 2)
Attributable Financial Results
Cash Flow, pre-tax	US$M	449	1,982
NPV(5%), after-tax	US$M	185	541
NPV(8%), after-tax	US$M	131	306
NPV(10%), after-tax	US$M	104	213

LOM Recovered Metal
Copper Recovered	Mlb	1,249	4,564
Gold Recovered	koz	549	2,025
Silver Recovered	koz	3,836	15,067

LOM Processed Material
Probable Reserve Feed		40 Mt @ 1.54% Cu, 0.53 g/t Au, 3.63 g/t Ag	----
Indicated Resource Feed		----	77.9 Mt @ 1.35% Cu, 0.49 g/t Au, 3.6 g/t Ag (1.64% CuEq)
Inferred Resource Feed		----	87.8 Mt @ 1.35% Cu, 0.49 g/t Au, 3.6 g/t Ag (1.64% CuEq)
Notes (no changes between amended and original notes):

•         Long term metal prices used in the NPV economic analyses for the 2021 Reserve Case and the 2021 PEA are: copper $3.25/lb, gold $1,591.00/oz, silver $21.08/oz.

•         Mineral Reserves in the 2021 Reserve Case, and Mineral Resources in the 2021 PEA mine plan are reported on a 100% basis.

•         Entrée has a 20% interest in the above processed material and recovered metal.

•         The Mineral Reserves that form the basis of the 2021 Reserve Case are from a separate portion of the Hugo North Extension deposit than the Mineral Resources in the 2021 PEA.

•         The copper equivalent formula ("CuEq") is CuEq = Cu + ((Au * 35.7175) + (Ag * 0.5773)) / 67.9023 taking into account differentials between metallurgical performance and price for copper, gold and silver. Metal prices used for CuEq calculation are: $3.08/lb copper, $1,292.00/oz gold and $19.00/oz silver. Metallurgical recoveries used for CuEq calculation are 93% for copper, 80% for gold and 81% for silver.

•         2021 Reserve Case cash flows are discounted to the beginning of 2021.

•         2021 PEA cash flows are discounted to the beginning of 2027, the beginning of Hugo North Lift 2 development. Attributable Entrée/Oyu Tolgoi JV production begins in 2031 and ramps up to stable production in 2043. Final Entrée/Oyu Tolgoi JV attributable production concludes in 2056.

•         The 2021 Reserve Case and 2021 PEA are exclusive of each other.

•         Indicated and Inferred Resource average expected run-of-mine feed grade of 1.35% copper, 0.49 g/t gold, and 3.6 g/t silver (1.64% CuEq) includes dilution and mine losses.

The 2021 PEA is based on Indicated and Inferred Mineral Resources from Lift 2, as the second potential phase of development and mining on the Hugo North Extension deposit. The economic analysis in the 2021 PEA is based on a conceptual mine plan and does not have as high a level of certainty as the 2021 Reserve Case. The 2021 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the 2021 PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Both the 2021 Reserve Case and the 2021 PEA are based on information supplied by OTLLC, including the latest information on the concentrate tonnes and grade to be produced from HNE Lift 1, or reported within OTLLC's 2020 Oyu Tolgoi Feasibility Study ("OTFS20"). The Lift 1 mine design presented in OTFS20 and the 2021 Reserve Case are subject to future refinements and updates as OTLLC evaluates different design and sequencing options for Panels 1 and 2 as part of its planned Pre-Feasibility and Feasibility level work. The Hugo North Extension deposit is located at the northern portion of Panel 1.

Neither OTFS20 nor the results of the 2021 Reserve Case and 2021 PEA reflect the impacts of the COVID-19 pandemic, which are ongoing and continue to be assessed by OTLLC. In particular, progress on Shafts 3 and 4 has been delayed and the overall impact of these delays is under review by OTLLC. Shafts 3 and 4 are required to support production from Panels 1 and 2 during ramp up to 95,000 tonnes per day.

On December 18, 2020, Turquoise Hill Resources announced that a Definitive Estimate that refines the analysis in OTFS20 and broadly confirms the economics and assumptions presented therein has been completed and delivered to OTLLC by Rio Tinto. The Company has not received a copy of the Definitive Estimate and it was not reviewed or relied upon in the preparation of the 2021 Reserve Case or the 2021 PEA.  According to Turquoise Hill Resources, the Definitive Estimate assumes COVID-19 related restrictions in 2021 that are no more stringent than those experienced in September 2020. Should COVID-19 constraints continue beyond 2021, should the COVID-19 situation escalate in 2021 leading to additional restrictions, or should COVID-19 related restrictions or other non-technical criteria result in a delay in commencement of the undercut, which was originally scheduled for mid-2021, the development costs and schedule in OTFS20 and the 2021 Reserve Case and 2021 PEA could be negatively impacted.

In addition to information provided by OTLLC, the cash flows in the 2021 Reserve Case and 2021 PEA are based on Entrée's interpretation of the commercial terms applicable to the Entrée/Oyu Tolgoi JV, and certain assumptions regarding taxes and royalties. The cash flows have not been reviewed or endorsed by OTLLC.

AMENDED REPORT

Further technical information supporting the disclosure in this news release, including data verification, key assumptions, parameters, risks and other factors, is provided in the Amended Report. The Amended Report was completed independently by Wood Canada Limited and is available on SEDAR at www.sedar.com and on the Company's website. There are no changes to the Mineral Resource or Mineral Reserve estimates based on the updated information provided by OTLLC on the concentrate tonnes and grade to be produced from HNE Lift 1.

NON-IFRS PERFORMANCE MEASUREMENT

Non-IFRS Performance Measurement: "cash costs after credits" (C1) and all-in sustaining cost (ASIC) are non-IFRS performance measurements. These performance measurements are included because these statistics are widely accepted as the standard of reporting cash costs of production in North America. These performance measurements do not have a meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measurements should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

QUALIFIED PERSONS

Chris Wright, P.Geo, Kirk Hanson, P.E., Piers Wendlandt, P.E, Dean David, FAusIMM, and Peter Yuan, P.E from Wood are all Qualified Persons as defined by National Instrument 43-101, and have approved the scientific and technical information in this release.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia.  Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi JV, depending on the depth of mineralization. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill Resources Ltd. are major shareholders of Entrée, holding approximately 25%, 9% and 8% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; requirements for additional capital; uses of funds and projected expenditures; the value and potential value of assets; the expectations set out in OTFS20 and the Amended Report on the Company's interest in the Entrée/Oyu Tolgoi JV Property; timing and status of Oyu Tolgoi underground development; the mine design for Hugo North Lift 1 Panel 0 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North (including Hugo North Extension) Lift 1 and the possible outcomes, content and timing thereof; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company's cash flows, expected copper and gold grades, liquidity, funding requirements and planning; future commodity prices; the potential impact of COVID-19 on Oyu Tolgoi underground development and the Company's business, operations and financial condition; the estimation of Mineral Resources and Mineral Reserves; projected mining and process recovery rates; estimates of capital and operating costs, mill throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill Resources on a range of issues including Entrée's interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée's interest in the Entrée/Oyu Tolgoi JV Property; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée's interest in the Hugo North Extension and Heruga deposits; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies; the correct interpretation of agreements, laws and regulations; local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, anticipated future production and cash flows, and the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; and the status of Entrée's relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill Resources.

  With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source); the willingness of third parties to extend existing power arrangements; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the implementation and successful execution of the funding plan that is the subject of a Heads of Agreement between Rio Tinto and Turquoise Hill Resources and the amount of any additional future funding gap to complete the Oyu Tolgoi underground project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the Heads of Agreement; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the status of the relationship and interactions and discussions between OTLLC, Rio Tinto and Turquoise Hill Resources with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and OTLLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the Oyu Tolgoi Investment Agreement and the 2015 Oyu Tolgoi Underground Mine Development and Financing Plan to amend or replace either such agreement; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.
  The 2021 PEA is based on a conceptual mine plan that includes Inferred resources. Numerous assumptions were made in the preparation of the 2021 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2021 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2021 PEA.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, Mineral Resources and Mineral Reserves and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 (coronavirus) pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred Mineral Resources to Indicated or Measured Mineral Resources; inability to convert Mineral Resources to Mineral Reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill Resources or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social license to operate; accidents, labor disputes and other risks of the mining industry; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgments in the course of preparing forward-looking statements; and those factors discussed in the section entitled "Critical Accounting Estimates, Risks and Uncertainties" in the Company's most recently filed Management's Discussion & Analysis and in the section entitled "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

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SOURCE Entrée Resources

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For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 08:30e 21-OCT-21